EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – Q2 2024





AUGUST 6, 2024

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company, as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Eagle Point Credit is a registered trademark of Eagle Point Credit Management LLC.
© 2024. Eagle Point Credit Company Inc. All Rights Reserved.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT CREDIT COMPANY(ECC)







The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $1,286.9 million[1]
Distributions	▪ Monthly distribution of $0.16 per share of common stock beginning in April 2023 (distribution rate of 19.1%)[2] ▪ $20.95 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 83 professionals[3]
Assets Under Management	▪ Over $10.0 billion managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors[4]

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCF, ECCX, ECCW, ECC AA/AB and ECCV based on securities outstanding and closing market prices as of June 28, 2024.
2. Based on ECC's closing market price of $10.05 per share as of June 28,2024 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. Cumulative common distribution amount is as of June 30, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of June 30, 2024. Professionals count includes wholly owned subsidiaries of Eagle Point.
4. As June 30, 2024, includes committed but undrawn capital and assets managed by Eagle Point Credit Management LLC and certain of its affiliates.



CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 29 of the past 32 full calendar years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $15.7 million invested in securities issued by the Company[2]

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 17.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of June 30, 2024 (based on market values as of June 28, 2024).

INTRODUCTION TO ECC
Cumulative Common Stock Distributions



ECC currently pays a monthly regular distribution of $0.14 per share and a variable supplemental distribution of $0.02 per share[1]

ECC Cumulative Distributions Per Share[2]

Year	Cumulative Distribution
2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13
2023	$19.99
YTD 2024	$20.95

■ Regular and Supplemental Distributions   ■ Special Distributions Declared During Year

1. Based on frequency of regular and supplemental distributions most recently declared by the Company.
2. As of June 30, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Track Record: Common Stock Total Return and Price to Book Ratio



For the period of October 7, 2014 – June 30, 2024:

- ECC generated a total return[1] of 126.69% versus 121.16% for the S&P BDC Index[2] (annualized net total return of 8.77% for ECC versus 8.49% for the S&P BDC Index)

- ECC traded at an average premium to book value of 10.9% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -5.7%

Value of $10,000 Invested	Price to Book Ratio[3]





1. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.
2. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



19.1%
Current Distribution Rate[1]

143
Number of Resets Refis Re-Pricings Calls[2]

$0.16
Monthly Distribution[1]

20
Average Years of CLO Experience of Senior Investment Team

95.7%
Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,780

Number of CLO Equity Securities[3]
170

Number of CLO
43 Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

1. Based on ECC's closing market price of $10.05 per share on June 28, 2024 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through June 30, 2024.
3. As of June 30, 2024.

INTRODUCTION TO ECC
Securities Outstanding



Advisor and Senior Investment Team have approximately $15.7 million invested in ECC, ECCC and ECCX[1]

Common Stock		Preferred Stock and Unsecured Notes							
NYSE Ticker	ECC	**NYSE Ticker**	ECCC	ECC AA/AB	ECC PRD	ECCF	ECCV	ECCW	ECCX
Description	Common Stock	**Description**	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	ECC AA/AB Perpetual Convertible Preferred Stock	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Series F Term Preferred Stock Due 2029 ($25 Liquidation Preference)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[2]	$982.7mm	**Principal**	$54.3mm	$9.6mm	$43.2mm	$52.9mm	$93.3mm	$44.9mm	$32.4mm
Price per Share[2]	$10.05	**Price per Share[2]**	$22.33	$25.00	$19.52	$24.79	$22.62	$24.39	$24.48
Distribution[3]	$0.16	**Coupon**	6.50%	7.00%	6.75%	8.00%	5.375%	6.75%	6.6875%
Current Distribution Rate[3]	19.1%	**Yield to Maturity[2]**	8.5%	7.00%	8.7%	8.2%	7.9%	7.2%	7.3%
Payment Frequency	Monthly	**Payment Frequency**	Monthly	Monthly	Monthly	Monthly	Quarterly	Quarterly	Quarterly
Maturity Date	N/A	**Maturity Date**	6/30/2031	Perpetual	Perpetual	1/31/2029	1/31/2029	3/31/2031	4/30/2028
Callable Date	N/A	**Callable Date**	Callable	2-years from Issuance	11/29/2026	1/18/2026	1/31/2025	Callable	Callable
Market Value Held by Adviser and Senior Investment Team[1]	$15.5mm	**Market Value Held by Adviser and Senior Investment Team[1]**	$67.0K	N/A	N/A	N/A	N/A	N/A	$131.5K

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.
1. Amount includes holdings of Eagle Point and its senior investment personnel as of June 30, 2024 (based on market values as of June 28, 2024).
2. Reflects securities outstanding as of June 30, 2024 and market price as of June 28, 2024. Yield is shown to the stated maturity based on market prices as of June 28, 2024. If called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $10.05 per share on June 28, 2024 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS





INVESTMENT PROCESS
Senior Investment Team





Thomas Majewski
Founder and Managing Partner



Daniel Ko
Senior Principal and Portfolio Manager



Daniel Spinner, CAIA
Senior Principal and Portfolio Manager

28 Years of Experience

Background

Direct experience in the credit markets dating back to the 1990s

- Spent his entire 28 year career in the credit and structured finance markets

- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- EY Entrepreneur of the Year Award (2017)

18 Years of Experience

Background

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors, and coordinating the rating process

27 Years of Experience

Background

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate, and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

CLO EQUITY OVERVIEW





CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

---

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.
1.   This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as U.S. broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage, and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors, and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. **Additional information relating to this analysis is available upon request.**
2.   The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW

The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market[1]



U.S. Leveraged Loans Outstanding[1]

4% CAGR[3]

2018: $1,150 | 2019: $1,198 | 2020: $1,204 | 2021: $1,351 | 2022: $1,416 | 2023: $1,399 | YTD 2024: $1,394



U.S. CLOs Outstanding[2]

CLOs Oustanding ($B) — CLO Count (#)

12% CAGR[3]

2018: $586 | 2019: $673 | 2020: $731 | 2021: $883 | 2022: $968 | 2023: $1,030 | YTD 2024: $1,074



U.S. Leveraged Loans Fund Flows ($ Billions)[4]

1Q20: ($16.0) | 2Q20: ($6.1) | 3Q20: ($4.2) | 4Q20: ($0.6) | 1Q21: $14.1 | 2Q21: $13.6 | 3Q21: $8.0 | 4Q21: $10.8 | 1Q22: $19.6 | 2Q22: ($4.5) | 3Q22: ($15.2) | 4Q22: ($12.7) | 1Q23: ($11.0) | 2Q23: ($8.1) | 3Q23: $0.9 | 4Q23: $0.5 | 1Q24: $4.2 | 2Q24: $7.9

1. Source: Pitchbook LCD. As of June 30, 2024.
2. Source: Refinitive Leveraged Loan Monthly. As of June 30, 2024.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: JP Morgan as of June 30, 2024.

CLO EQUITY OVERVIEW
Positive Loan Market Track Record



From 1992 through 2023, the CSLLI generated positive total returns in 29 of the 32 full calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.6%[1]

Values by year (1992–2023, YTD 2024):

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
2023	13.0%
YTD 2024	4.4%

1. The CSLLI launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO EQUITY OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs



Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]

  

  

Representative Company Capital Structure

Assets
- Cash
- Receivables
- Inventory
- Property
- Plant
- Equipment
- Brands/Logos
- Intangibles
- Subsidiaries

Liabilities and Equity	% of Capital Structure
Senior Secured Loans First priority pledge of assets	**40-60%**
Subordinated Bonds Generally unsecured	**10-20%**
Equity	**30-50%**

Reflects general market terms as of the date hereof; actual terms of any loan will vary.

Average Recovery Rates (1973–2023)[4]



Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 2.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: S&P Default, Transition, and Recovery: U.S. Recovery Study: Loan Recoveries Persist Below Their Trend. Published December 15, 2023. Mean Recovery Rate from 1973 – 2023.

CLO EQUITY OVERVIEW

The Spread in Loan Market Remains at High End of Historical Range



Historical Leveraged Loan Spreads

Legend: Spread ▬ Long Term Average ▬ Ten Year Average

Long Term Average: 315 bps

Ten Year Average: 371 bps

Year	Spread
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
2018	348
2019	359
2020	358
2021	361
2022	369
2023	398
2024 YTD	392

CLO EQUITY OVERVIEW

Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: Annual Repayment Rate | —— Average

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%
June 2024	25.3%

23.6% Cumulative Repayments (2008–2009)

Average: **30.8%**

Source: Pitchbook LCD. Data as of June 30, 2024. June 2024 represents the last twelve months rate.

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Loan Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

---

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.




ECC SUPPLEMENTAL INFORMATION

ECC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q2 2024 (Unaudited)	Q1 2024 (Unaudited)	Q4 2023 (Unaudited)	Q3 2023 (Unaudited)	Q2 2023 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.28	$0.30	$0.33	$0.33	$0.32
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	(0.12)	0.01	0.00	0.01	(0.27)
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.16	$0.31	$0.33	$0.34	$0.05
Non-Recurring Losses and Expenses[2,3]	$0.00	($0.02)	$0.00	$0.01	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.16	$0.29	$0.33	$0.35	$0.05
Total Portfolio Cash Distributions Received[2,4]	0.80	0.70	$0.82	$0.77	$0.90
Less Cash Received on CLOs called[2]	0.01	0.00	0.00	0.00	0.00
Recurring Portfolio Cash Distributions Received[2,5]	$0.79	$0.70	$0.82	$0.77	$0.90
Common Share Distributions Paid[5]	($0.48)	($0.48)	($0.48)	($0.48)	($0.48)
Total Company Expenses[2,6]	(0.18)	(0.22)	(0.20)	(0.19)	(0.21)
Total Common Share Distributions and Expenses	($0.66)	($0.70)	($0.68)	($0.67)	($0.69)
Common Share Market Price (period end)	$10.05	$10.11	$9.50	$10.15	$10.16
Net Asset Value (period end)	$8.75	$9.16	$9.21	$9.33	$8.72
$ Premium / (Discount)	$1.30	$0.95	$0.29	$0.82	$1.44
% Premium / (Discount)	14.9%	10.4%	3.1%	8.8%	16.5%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$788.87	$725.54	$632.97	$636.95	$565.30
CLO Debt	171.65	172.50	141.14	119.82	71.04
Loan Accumulation Facilities	14.29	19.64	21.46	18.90	36.78
Regulatory Capital Relief Securities	37.15	38.20	38.42	0.00	0.00
Other Non CLO Assets	56.60	36.98	36.74	70.13	37.06
Cash and Restricted Cash	85.93	63.86	46.45	25.67	41.06
Receivables and Other Assets	56.63	38.57	37.31	51.09	34.22
Liabilities					
Notes	(159.88)	(158.73)	(157.71)	(149.04)	(154.10)
Term Preferred Stock	(100.99)	(98.96)	(46.94)	(46.42)	(46.92)
Payables and Other Liabilities	(47.88)	(22.45)	(14.07)	(29.17)	(10.13)
Temporary Equity					
Preferred Stock	(47.24)	(33.68)	(27.43)	(26.55)	(26.19)
Net Assets of Common Shares	$855.13	$781.47	$708.34	$671.38	$548.12
Weighted Avg of Common Shares for the period	91,075,195	80,809,544	74,207,027	67,892,702	59,511,166
Common Shares Outstanding at end of period	97,780,562	85,301,892	76,948,138	71,990,607	62,831,478

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2023 Annual Report, 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q1 2024 results include non-recurring upfront expenses associated with the offering of 8.00% Series F Term Preferred Stock. Q3 2023 results include non-recurring excise tax refund.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. See notes 3 and 5 on page 24.
6. Includes operational and administrative expenses, interest expense, distributions on 6.75% Series D Preferred Stock, distributions on 7.00% Convertible Series AA/AB Preferred Stock, management and incentive fees, as well as non-recurring expenses mentioned in note 3 above.



ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Total	$0.90	$0.77	$0.82	$0.70	$0.79
Cash Received in Excess of Common Share Distributions and Total Company Expenses	$0.21	$0.10	$0.14		$0.13
Total Company Expenses	$0.21	$0.19	$0.20	$0.22	$0.18
Common Share Regular and Supplemental Distributions Paid	$0.48	$0.48	$0.48	$0.48	$0.48

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses [4]

■ Common Share Regular and Supplemental Distributions Paid [5]

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2023 Annual Report, 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 23.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 6 on page 23.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]
Quarterly Snapshot Trend



	Q2 2024 (Unaudited)	Q1 2024 (Unaudited)	Q4 2023 (Unaudited)	Q3 2023 (Unaudited)	Q2 2023 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$62.53	$45.24	$50.94	$46.10	$50.46
Distributions Received From Other Investments[3]	9.92	10.93	9.74	6.07	3.22
Total Portfolio Cash Distributions Received[3]	$72.45	$56.17	$60.68	$52.17	$53.68
Investment Income From CLO Equity	$31.13	$30.84	$30.39	$28.49	$27.12
Investment Income From CLO Debt	5.80	4.89	4.18	2.90	1.50
Investment Income From Loan Accumulation Facilities	1.37	1.26	1.20	1.71	1.14
Investment Income From Regulatory Capital Relief Securities	1.52	1.54	1.54	1.28	1.25
Investment Income from Other Assets	2.46	2.27	2.08	1.65	0.72
Total Gross Income	$42.28	$40.80	$39.39	$36.03	$31.73
Cash Flow Treated as Return of Capital	$28.46	$15.53	$21.35	$18.52	$17.67
Operational and Administrative Expense[4]	$1.17	$1.39	$1.20	$1.07	$1.15
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$61.47	$45.24	$50.05	$45.79	$50.45
Called CLO Equity Distributions[3]	1.06	0.00	0.89	0.31	0.01
Distributions Received From CLO Equity[2,3]	$62.53	$45.24	$50.94	$46.10	$50.46
Distributions Received From CLO Debt[3]	5.35	4.78	3.92	2.26	1.38
Distributions Received From Loan Accumulation Facilities[3]	0.75	2.55	2.56	2.12	0.00
Distributions Received From Regulatory Capital Relief Securities[3]	1.54	1.61	1.35	0.00	0.00
Distributions Received From Non CLO Assets[3]	2.28	1.99	1.91	1.69	1.84
Total Portfolio Cash Distributions Received[3]	$72.45	$56.17	$60.68	$52.17	$53.68
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.80	$0.70	$0.82	$0.77	$0.90
U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5]	$0.16	$0.29	$0.33	$0.35	$0.05
Weighted Avg of Common Shares for the period	91,075,195	80,809,544	74,207,027	67,892,702	59,511,166
Common Shares Outstanding at end of period	97,780,562	85,301,892	76,948,138	71,990,607	62,831,478

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Semiannual Report, 2023 Annual Report, 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Excludes interest expense, distributions on 6.75% Series D Preferred Stock, distributions on 7.00% Convertible Series AA/AB Preferred Stock, management fees, incentive fees and excise tax and excise tax refunds and non-recurring upfront expenses associated with the offerings.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details – Q2 2024



CLO Equity Holdings (as of June 30, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q2 2024	Cash Received During Q2 2024	Income Accrued During Q1 2024	Return of Capital in Q2 2024	Q2 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Alcentra Shackleton 2019-XIV	2019		0.0	2.1	$209	$312	$147	$116	211%	6.90%	4.96%	1.13%	3.60%	2,790	89
Anchorage Credit Funding 12	2020		0.0	1.3	$198	$378	$210	$76	180%	23.67%	0.86%	0.59%	4.54%	3,275	69
Anchorage Credit Funding 13	2021		0.0	2.1	$31	$58	$32	$28	183%	23.21%	1.97%	0.00%	4.43%	3,312	71
Apollo RR 23	2022		1.0	4.0	$163	$242	$176	$68	137%	3.94%	4.22%	1.77%	3.63%	2,948	66
Ares XXXIV	2015	Refi Q1-24	0.8	0.8	$331	$489	$313	$159	156%	6.37%	2.65%	1.32%	3.53%	2,931	82
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.0	1.8	$469	$723	$476	$248	152%	6.51%	4.98%	1.33%	3.55%	2,880	83
Ares XLIII	2017	RS Q2-21	0.0	2.0	$413	$944	$407	$535	232%	6.66%	4.12%	1.42%	3.56%	2,896	83
Ares XLIV	2017		0.0	1.8	$183	$335	$150	$177	224%	7.19%	4.03%	1.35%	3.59%	2,908	84
Ares XLVII	2018		0.0	0.0	$73	$361	$96	$260	375%	10.53%	1.15%	1.22%	3.51%	3,239	67
Ares LI	2019	RS Q3-21	0.0	2.0	$291	$539	$302	$237	179%	6.69%	4.54%	1.44%	3.57%	2,898	83
Ares LXI	2021	Reset Q1-24	1.8	4.8	$124	$182	$103	$47	177%	7.14%	4.33%	1.54%	3.56%	2,911	81
Ares LVIII	2020	RS Q1-22	0.0	2.5	$160	$279	$160	$56	174%	6.62%	4.60%	1.33%	3.58%	2,892	82
Ares LXIV	2022		0.0	2.8	$549	$887	$530	$364	167%	6.87%	4.01%	1.35%	3.62%	2,907	80
Ares LXIX[2]	2024		1.7	4.8	$549	$0	$93	$0	0%	3.08%	4.99%	1.51%	3.69%	2,863	75
Ares LXXII[2]	2024		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Ares Loan Funding IV[2]	2023		1.3	4.3	$44	$0	$0	$0	NM	5.08%	5.12%	1.76%	3.74%	2,953	78
Bain 2021-1	2021		0.0	1.8	$185	$420	$256	$172	164%	9.32%	2.79%	1.32%	3.63%	2,810	102
Bain 2021-7	2021		0.0	2.6	$214	$327	$242	$69	135%	7.67%	2.66%	1.41%	3.63%	2,824	99
Bardin Hill 2021-2	2021		0.0	2.3	$261	$297	$254	$40	117%	6.97%	5.94%	1.51%	3.90%	2,795	88
Barings 2018-1	2018		0.0	0.0	$79	$865	$106	$760	814%	10.79%	0.95%	1.21%	3.49%	2,989	80
Barings 2019-I	2019	RS Q2-21	0.0	1.8	$320	$559	$379	$186	147%	7.12%	4.52%	1.39%	3.44%	2,709	96
Barings 2019-II	2019	RS Q2-21	0.0	1.8	$313	$664	$375	$250	177%	7.72%	4.04%	1.43%	3.45%	2,715	95
Barings 2020-I	2020	RS Q3-21	0.0	2.3	$220	$297	$219	$1	136%	7.24%	4.86%	1.41%	3.50%	2,672	90
Barings 2021-I[2]	2021		0.0	1.8	$116	$0	$0	$0	NM	8.40%	4.36%	1.28%	3.48%	2,736	89
Barings 2021-II	2021		0.0	2.0	$274	$535	$300	$243	178%	6.13%	4.44%	1.28%	3.48%	2,776	91
Barings 2021-III	2021		0.0	2.6	$36	$97	$44	$57	220%	7.24%	3.54%	1.41%	3.49%	2,712	89
Barings 2022-I	2022		0.0	2.8	$255	$428	$275	$114	155%	7.57%	3.97%	1.25%	3.56%	2,787	87
Barings 2022-II	2022		2.0	5.0	$282	$368	$295	$49	125%	7.06%	4.91%	1.80%	3.44%	2,756	84
Barings 2024-II[2]	2024		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Basswood Park	2021		0.0	1.8	$847	$1,293	$454	$673	285%	5.49%	4.72%	1.26%	3.56%	2,880	81
Blackstone Bear Mountain Park	2022	RS Q2-24	2.0	5.0	$448	$646	$463	$66	139%	4.60%	5.65%	1.80%	3.55%	2,843	77
Blackstone Belmont Park[2]	2024		1.8	4.8	$448	$0	$24	$0	0%	0.75%	5.81%	1.51%	3.58%	2,696	76
Blackstone Bethpage Park	2021		0.0	2.3	$342	$692	$362	$331	191%	6.11%	4.45%	1.39%	3.56%	2,890	80
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.0	$0	$1,095	$0	$1,095	NM	9.34%	2.33%	1.25%	3.48%	3,026	66
Blackstone Clover 2019-1[2]	2019		0.0	2.8	$49	$0	$0	$0	NM	3.89%	4.96%	1.35%	3.54%	2,803	84
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$3	$358	$11	$344	3210%	8.02%	1.99%	1.18%	3.52%	3,084	65
Blackstone Kings Park	2021		0.0	2.6	$184	$273	$169	$100	161%	7.63%	4.11%	1.39%	3.60%	2,910	78
Blackstone Unity-Peace Park	2022		0.0	2.8	$1,020	$1,796	$561	$1,019	320%	5.47%	4.37%	1.43%	3.57%	2,833	81
Blackstone Wellman Park	2021		0.0	2.0	$343	$578	$357	$222	162%	6.07%	5.82%	1.36%	3.48%	2,853	83
Blackstone Whetstone Park	2021		0.0	2.6	$339	$608	$350	$265	174%	6.99%	3.92%	1.39%	3.58%	2,873	81
BBAM European CLO II	2021		0.0	2.0	$70	$98	$71	$28	137%	4.28%	4.75%	1.02%	4.05%	2,977	62
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$0	$525	$0	$525	NM	10.55%	-0.69%	1.46%	3.66%	3,374	N/A
BlueMountain 2018-1	2018		0.0	0.0	$41	$241	$87	$160	277%	9.01%	0.34%	1.38%	3.68%	2,982	90
BlueMountain XXIV	2019	RS Q1-21	0.0	1.8	$233	$328	$255	$34	129%	7.74%	4.97%	1.36%	3.58%	2,819	92
BlueMountain XXV	2019	RS Q2-21	0.0	2.0	$205	$333	$226	$64	148%	7.55%	5.21%	1.46%	3.63%	2,786	93
Brigade Battalion IX	2015	RS Q2-18	0.0	0.0	$50	$883	$258	$613	342%	15.71%	1.62%	1.36%	3.91%	3,024	66
Brigade Battalion XVIII	2020	RS Q4-21	0.0	2.3	$309	$468	$370	$0	127%	7.57%	3.61%	1.46%	4.00%	2,861	82
Brigade Battalion XIX	2021		0.0	1.8	$241	$431	$287	$148	150%	7.24%	3.48%	1.33%	4.01%	2,938	81
Brigade Battalion XXIII	2022		0.0	1.0	$279	$516	$329	$177	157%	5.98%	4.95%	1.44%	3.86%	2,770	83
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	0.0	$32	$356	$43	$304	819%	8.74%	2.41%	1.42%	3.49%	2,936	N/A
Carlyle GMS 2017-4	2017		0.0	0.0	$0	$284	$0	$284	NM	10.00%	1.48%	1.44%	3.48%	3,130	73
Carlyle GMS 2018-4	2018		0.0	0.0	$77	$286	$89	$198	322%	7.02%	2.60%	1.44%	3.49%	2,985	87
Carlyle GMS 2019-4	2020	RS Q1-22	0.0	2.8	$241	$406	$259	$8	156%	6.70%	4.60%	1.33%	3.62%	2,757	93
Carlyle GMS 2021-1	2021		0.0	1.8	$343	$555	$371	$186	150%	5.22%	4.87%	1.40%	3.58%	2,671	91
Carlyle GMS 2021-4	2021		0.0	1.8	$305	$602	$332	$277	182%	4.75%	4.76%	1.39%	3.58%	2,676	90

1. The portfolio level data contained herein is derived from the Company's 2024 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of June 30, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

Portfolio Details – Q2 2024 (Cont.)



CLO Equity Holdings (as of June 30, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q2 2024	Cash Received During Q2 2024	Income Accrued During Q1 2024	Return of Capital in Q2 2024	Q2 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Carlyle GMS 2021-7	2021		0.0	2.3	$281	$494	$315	$181	157%	5.30%	4.96%	1.42%	3.59%	2,693	91
Carlyle GMS 2022-1	2022		0.0	2.8	$235	$397	$270	$131	147%	7.01%	4.30%	1.32%	3.61%	2,690	89
Carlyle GMS 2023-3	2023		1.3	4.3	$233	$353	$269	$86	131%	4.64%	5.05%	1.77%	3.64%	2,713	85
Carlyle GMS 2024-1[2]	2024		1.8	4.8	$345	$0	$84	$0	0%	3.57%	5.71%	1.53%	3.61%	2,773	83
CIFC 2013-II	2013		0.0	0.0	$94	$552	$99	$428	556%	7.55%	2.12%	1.26%	3.45%	2,929	78
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$56	$429	$83	$321	517%	7.62%	2.89%	1.37%	3.50%	3,006	75
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	0.0	$136	$574	$162	$394	355%	7.34%	2.29%	1.47%	3.57%	3,060	87
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21	0.0	2.6	$111	$156	$123	$0	127%	5.31%	4.79%	1.44%	3.68%	2,873	96
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.0	$0	$218	$0	$218	NM	9.53%	3.81%	1.13%	3.36%	2,898	59
CIFC Funding 2019-III	2019	RS Q3-21	0.0	2.3	$96	$159	$103	$0	154%	4.24%	6.02%	1.42%	3.60%	2,763	100
CIFC Funding 2019-IV	2019	RS Q3-21	0.0	2.3	$413	$659	$437	$223	151%	4.35%	5.61%	1.43%	3.61%	2,787	99
CIFC Funding 2019-V	2019		0.0	2.5	$426	$613	$455	$161	135%	4.53%	5.76%	1.41%	3.60%	2,775	99
CIFC Funding 2020-I	2020	RS Q3-21	0.0	2.0	$374	$484	$391	$10	124%	5.42%	5.93%	1.42%	3.61%	2,795	97
CIFC Funding 2020-II	2020		0.0	2.3	$192	$291	$210	$82	139%	4.98%	5.60%	1.43%	3.60%	2,810	97
CIFC Funding 2020-IV	2021		0.0	1.5	$279	$398	$285	$98	140%	4.69%	6.41%	1.58%	3.61%	2,847	97
CIFC Funding 2021-III	2021		0.0	2.0	$445	$744	$475	$271	157%	5.31%	5.83%	1.40%	3.67%	2,869	95
CIFC Funding 2021-VI	2021		0.0	2.3	$376	$651	$402	$250	162%	5.53%	5.08%	1.40%	3.68%	2,886	95
CIFC Funding 2022-I	2022		0.0	2.8	$435	$682	$459	$226	149%	4.84%	5.94%	1.32%	3.65%	2,869	91
CIFC Funding 2022-VI	2022		0.2	3.0	$292	$414	$320	$16	129%	5.39%	5.40%	2.25%	3.67%	2,939	88
CIFC Funding 2023-I	2023		1.3	4.3	$422	$1,100	$449	$244	245%	0.31%	5.66%	1.70%	3.71%	2,687	87
CIFC Funding 2023-II[2]	2023		1.5	4.6	$53	$0	$0	$0	NM	1.06%	5.62%	1.75%	3.87%	2,784	79
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.0	0.3	$154	$169	$210	$0	80%	8.70%	3.14%	1.36%	3.72%	2,891	77
CSAM Madison Park XXXIV	2016		0.0	0.5	$130	$250	$174	$78	144%	9.01%	2.86%	1.53%	3.70%	2,905	76
CSAM Madison Park XXII	2019	RS Q1-20	0.0	0.0	$257	$381	$287	$93	133%	8.49%	3.46%	1.38%	3.71%	2,917	77
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.0	$236	$507	$240	$233	211%	10.39%	2.30%	1.25%	3.62%	2,942	67
CSAM Madison Park XLIV	2018	RF Q4-20 / RS Q2-24	2.0	5.0	$154	$385	$206	$183	187%	9.34%	3.47%	1.45%	3.73%	2,913	74
CSAM Madison Park XLVII	2020	Reset Q1-24	1.8	4.8	$78	$114	$80	$34	142%	6.86%	5.15%	1.55%	3.71%	2,863	76
CSAM Madison Park LII	2021		0.0	2.6	$165	$271	$33	$191	813%	9.19%	3.46%	1.36%	3.70%	2,910	76
CSAM Madison Park LXII	2022		1.0	4.0	$141	$232	$172	$37	135%	8.55%	3.38%	1.85%	3.76%	2,927	70
Cutwater 2015-I	2015	RS Q4-18	0.0	0.0	$0	$15	$0	$35	NM	31.59%	-2.18%	N/A	3.79%	3,688	22
Eaton Vance 2015-1	2015		0.0	0.0	$0	$219	$0	$219	NM	10.03%	0.72%	1.36%	3.57%	3,007	70
Eaton Vance 2020-1	2020		0.0	2.3	$192	$313	$209	$108	149%	5.01%	4.46%	1.43%	3.44%	2,639	82
Eaton Vance 2020-2	2020		0.0	2.5	$351	$555	$387	$175	143%	5.29%	4.69%	1.41%	3.51%	2,782	79
Elmwood 14	2022		2.0	5.0	$210	$356	$231	$127	154%	6.08%	5.18%	1.54%	3.46%	2,680	86
Elmwood 17	2022		0.0	2.8	$227	$386	$257	$131	150%	6.52%	5.54%	1.32%	3.46%	2,716	86
Elmwood 21	2022		1.3	4.3	$111	$294	$132	$165	223%	5.01%	4.53%	1.65%	3.43%	2,644	84
First Eagle Lake Shore MM I	2019	RS Q2-21	0.0	0.8	$284	$537	$445	$8	121%	18.09%	-0.14%	1.98%	5.56%	3,518	47
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$0	$158	$0	$158	NM	10.47%	0.41%	1.26%	3.62%	2,940	59
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	8.53%	-1.27%	1.31%	3.69%	2,916	66
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.0	$0	$12	$0	$12	NM	8.49%	-0.39%	1.32%	3.59%	2,851	67
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	1.8	$229	$541	$344	$195	157%	5.19%	3.32%	1.32%	3.49%	2,667	82
First Eagle Wind River 2017-3	2017	RS Q2-21	0.0	1.8	$277	$1,163	$431	$392	270%	5.92%	3.36%	1.41%	3.44%	2,640	80
First Eagle Wind River 2018-1	2018		0.0	0.0	$48	$623	$169	$457	369%	10.55%	1.57%	1.34%	3.62%	2,907	64
First Eagle Wind River 2019-2	2019	RS Q1-22	0.0	0.0	$409	$619	$496	$18	125%	6.31%	3.89%	1.35%	3.57%	2,692	79
First Eagle Wind River 2022-2	2022	RF Q2-24	1.0	3.1	$276	$482	$348	$133	139%	7.06%	2.54%	1.30%	3.57%	2,716	72
Generate 2[2]	2015		0.0	0.0	$23	$0	$0	$0	NM	8.27%	5.59%	1.41%	3.69%	2,876	84
Generate 3[2]	2016		1.5	4.6	$53	$0	$0	$0	NM	4.90%	5.65%	1.83%	3.74%	2,768	85
Generate 9	2021		0.0	2.3	$456	$681	$483	$182	141%	8.18%	5.48%	1.46%	3.69%	2,793	92
Generate 16[2]	2024		2.0	5.1	$5	$0	$0	$0	NM	1.39%	5.00%	1.55%	3.65%	N/A	N/A
Greywolf IV	2019		0.0	1.8	$177	$243	$196	$33	124%	9.48%	2.11%	1.49%	3.49%	2,992	75
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	15.80%	-0.22%	1.39%	3.62%	3,123	62
KKR 36	2021		0.0	2.3	$188	$319	$206	$121	155%	10.19%	4.29%	1.44%	3.72%	3,002	77
KKR 37	2021		0.0	2.6	$424	$663	$192	$131	345%	12.02%	3.72%	1.44%	3.72%	3,078	80
LCM 38	2022		1.2	4.3	$275	$431	$175	$207	246%	4.33%	4.81%	1.74%	3.88%	2,957	90
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	100.00%	-57.22%	N/A	7.00%	8,070	1

1. The portfolio level data contained herein is derived from the Company's 2024 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.

2. As of June 30, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

Portfolio Details – Q2 2024 (Cont.)



CLO Equity Holdings (as of June 30, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q2 2024	Cash Received During Q2 2024	Income Accrued During Q1 2024	Return of Capital in Q2 2024	Q2 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Marathon VIII	2015	RS Q3-18	0.0	0.0	$0	$0	$0	$0	NM	11.63%	-1.24%	1.51%	3.68%	2,942	82
Marathon XI	2018		0.0	0.0	$0	$7	$0	$7	NM	11.48%	-0.33%	1.41%	3.62%	2,947	80
Marathon XII	2018	RF Q3-20	0.0	0.0	$0	$0	$0	$0	NM	10.95%	0.09%	1.44%	3.70%	3,086	79
Morgan Stanley Eaton Vance 2023-19	2023		0.9	4.1	$99	$142	$40	$80	353%	3.36%	4.93%	1.96%	3.44%	2,603	81
Morgan Stanley Eaton Vance 2023-20[2]	2023		1.6	4.6	$102	$0	$0	$0	NM	1.63%	4.64%	1.74%	3.49%	2,643	76
Muzinich 1988 CLO 1	2022		0.4	2.5	$128	$216	$127	$93	169%	2.30%	5.49%	2.45%	3.49%	2,411	77
Muzinich 1988 CLO 2	2023		0.7	3.8	$109	$245	$118	$133	208%	0.79%	5.64%	2.32%	3.44%	2,318	79
Muzinich 1988 CLO 3	2023		1.3	4.3	$171	$639	$164	$313	389%	1.26%	5.53%	2.02%	3.50%	2,382	78
Muzinich 1988 CLO 4[2]	2024		1.8	4.9	$94	$0	$0	$0	NM	0.00%	5.66%	1.65%	3.68%	2,498	66
Muzinich 1988 CLO 5[2]	2024		2.0	5.0	$8	$0	$0	$0	NM	0.00%	5.50%	1.55%	3.62%	N/A	N/A
MJX Venture 41	2021	RF Q2-24	0.8	1.6	$116	$168	$115	$57	146%	4.92%	4.40%	1.33%	3.87%	2,528	102
NY Life Flatiron 17[2]	2017		0.0	0.0	$50	$0	$0	$0	NM	13.46%	6.06%	1.24%	3.53%	3,168	N/A
Octagon 26	2016	RS Q2-18	0.0	0.0	$19	$593	$105	$478	565%	9.57%	-0.17%	1.31%	3.64%	2,954	76
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.0	$20	$562	$113	$445	497%	9.57%	-0.15%	1.35%	3.64%	2,949	76
Octagon 29	2016	RS Q2-24	2.0	5.1	$86	$422	$136	$296	310%	5.84%	1.72%	1.43%	3.67%	2,790	92
Octagon 37	2018		0.0	0.0	$4	$71	$10	$60	729%	8.99%	-0.08%	1.31%	3.57%	2,858	77
Octagon 44	2019	RS Q3-21	0.0	2.3	$189	$747	$292	$462	256%	9.02%	1.72%	1.44%	3.64%	2,870	92
Octagon 45	2019		0.0	2.8	$528	$1,029	$610	$428	169%	8.84%	2.70%	1.34%	3.69%	2,896	92
Octagon 46	2020	RS Q3-21	0.0	2.0	$285	$553	$337	$172	164%	9.15%	1.80%	1.42%	3.68%	2,887	91
Octagon 48	2020		0.0	2.3	$287	$661	$331	$339	200%	7.73%	4.86%	1.41%	3.66%	2,815	91
Octagon 50	2020	RS Q4-21	0.0	2.5	$258	$526	$296	$234	178%	8.66%	2.79%	1.41%	3.69%	2,863	90
Octagon 51	2021		0.0	2.1	$545	$971	$376	$550	258%	8.14%	4.68%	1.41%	3.62%	2,813	88
Octagon 55	2021		0.0	2.1	$183	$461	$204	$260	226%	7.09%	4.13%	1.41%	3.63%	2,831	89
Octagon 58	2022		0.0	3.0	$474	$857	$524	$340	163%	7.26%	3.72%	1.45%	3.70%	2,880	91
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$15	$0	$15	NM	13.75%	0.37%	1.29%	3.61%	2,952	58
OFSI BSL VIII	2017	RF Q1-21	0.0	0.0	$0	$108	$0	$108	NM	14.41%	3.42%	N/A	3.70%	3,015	34
Onex OCP 2021-22[2]	2021		0.0	2.6	$90	$0	$0	$0	NM	3.72%	4.12%	1.44%	3.49%	2,649	89
Onex OCP 2023-30[2]	2024		1.6	4.6	$85	$0	$0	$0	NM	1.25%	5.10%	1.76%	3.59%	2,566	89
Onex OCP Euro 2019-3	2019		0.0	1.1	$47	$91	$56	$36	163%	0.94%	5.07%	0.82%	3.98%	2,810	63
Onex OCP Euro 2022-6[2]	2023		1.0	4.1	$27	$0	$0	$0	NM	1.87%	5.27%	1.70%	4.08%	2,926	N/A
Palmer Square CLO 2021-4	2021		0.0	2.3	$120	$230	$66	$143	352%	6.40%	5.23%	1.43%	3.44%	2,692	87
Prudential Dryden 53	2018		0.0	0.0	$0	$357	$0	$356	NM	10.79%	1.00%	1.38%	3.51%	2,745	95
Prudential Dryden 64	2018		0.0	0.0	$26	$457	$106	$331	431%	10.08%	-0.16%	1.23%	3.50%	2,978	90
Prudential Dryden 68	2019	RS Q3-21	0.0	2.0	$196	$520	$298	$228	175%	9.55%	2.87%	1.43%	3.53%	2,631	101
Prudential Dryden 76[2]	2019		0.0	2.3	$92	$0	$0	$0	NM	9.12%	2.92%	1.42%	3.53%	2,604	101
Prudential Dryden 85	2020	RS Q3-21 / RS Q2-24	0.0	2.3	$283	$454	$344	$114	132%	8.46%	3.30%	1.41%	3.52%	2,593	100
Prudential Dryden 88 Euro	2021		0.0	1.6	$16	$29	$15	$13	195%	5.53%	5.40%	0.85%	4.20%	3,047	54
Prudential Dryden 90	2021		0.0	2.6	$449	$648	$0	$423	NM	8.92%	2.62%	1.39%	3.48%	2,696	100
Prudential Dryden 94	2022		0.0	3.0	$356	$499	$424	$82	117%	8.13%	4.20%	1.44%	3.50%	2,623	101
Prudential Dryden 109	2022		0.0	2.8	$238	$354	$290	$68	122%	7.83%	2.89%	1.38%	3.54%	2,605	101
Regatta VII	2016		0.0	2.0	$64	$171	$80	$106	213%	5.78%	1.75%	1.42%	3.58%	2,682	88
Regatta XX	2021		0.0	2.3	$284	$311	$308	$17	101%	4.85%	4.35%	1.42%	3.53%	2,631	88
Regatta XXI	2021		0.0	2.3	$242	$378	$258	$126	146%	5.54%	4.28%	1.44%	3.55%	2,646	88
Regatta XXII	2022		0.1	3.1	$108	$144	$110	$28	131%	4.26%	5.62%	1.54%	3.52%	2,617	87
Regatta XXIV	2021		0.0	2.6	$133	$176	$126	$53	140%	5.35%	3.80%	1.42%	3.52%	2,647	88
Rockford Tower 2019-1	2019		0.0	1.7	$228	$534	$296	$252	180%	7.87%	3.14%	1.38%	3.62%	2,842	85
Rockford Tower 2021-3	2021		0.0	2.3	$385	$1,265	$594	$720	213%	7.33%	2.36%	1.46%	3.61%	2,872	85
Rockford Tower 2022-3	2023		0.0	1.6	$121	$127	$128	$0	99%	5.22%	6.17%	2.35%	3.61%	2,786	79
Rockford Tower 2023-1[2]	2023		1.3	3.3	$92	$0	$0	$0	NM	1.61%	5.56%	1.90%	3.63%	2,688	74
Steele Creek 2018-1	2018		0.0	0.0	$0	$428	$14	$428	3153%	11.11%	0.45%	1.27%	3.45%	3,016	66
Steele Creek 2019-1	2019	RF Q3-21	0.0	0.0	$54	$376	$146	$242	258%	8.96%	2.38%	1.45%	3.50%	2,685	75
Zais 3	2015	RS Q2-18	0.0	0.0	$0	$61	$0	$61	NM	12.53%	-0.98%	1.47%	4.08%	3,039	67
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	38.59%	-3.89%	N/A	4.78%	4,417	23
Zais 6	2017	RF Q2-21	0.0	0.0	$0	$28	$0	$0	NM	25.66%	-0.54%	1.67%	4.28%	3,412	40
Zais 7	2017		0.0	0.0	$0	$0	$0	$0	NM	20.17%	-3.02%	1.55%	4.27%	3,376	55
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2018-1	2018	Called Q1-24	0.0	0.0	$0	$565	$24	$459	2336%	N/A	N/A	N/A	N/A	N/A	N/A
Marathon VII	2014	RF Q2-17 / Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon X	2017	Called Q2-24	0.0	0.0	$0	$255	$0	$230	NM	N/A	N/A	N/A	N/A	N/A	N/A
Zais 9	2018	RP Q3-20 / Called Q2-24	0.0	0.0	$0	$241	-$21	$241	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			0.4	2.7	$31,108	$62,217	$30,728	$28,261		6.37%	4.20%	1.47%	3.63%	2,807	85
Positions no longer held as of June 30, 2024					$26	$316	$114	$202							
Total including positions no longer held as of June 30, 2024					$31,134	$62,533	$30,842	$28,462							

1. The portfolio level data contained herein is derived from the Company's 2024 Semiannual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of June 30, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which look-through data is not yet available.

Changes in Effective Yield



The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of June 30, 2024)	Effective Yield as of March 31, 2024	Effective Yield as of June 30, 2024	Change in Effective Yield	CLO Equity Holdings (as of June 30, 2024)	Effective Yield as of March 31, 2024	Effective Yield as of June 30, 2024	Change in Effective Yield
Alcentra Shackleton 2019-XIV	21.47%	21.54%	0.07%	BlueBay AM Euro II	29.11%	29.80%	0.68%
Anchorage Credit Funding 12	12.73%	12.29%	-0.44%	BlueMountain 2013-2	0.00%	0.00%	
Anchorage Credit Funding 13	11.71%	12.71%	1.00%	BlueMountain 2018-I	48.12%	13.51%	-34.60%
Apollo RR 23	18.23%	17.11%	-1.12%	BlueMountain XXIII	13.30%	0.00%	-13.30%
Ares XXXIV	21.36%	22.03%	0.67%	BlueMountain XXIV	28.17%	25.72%	-2.45%
Ares XLI	13.84%	13.81%	-0.03%	BlueMountain XXV	25.06%	23.22%	-1.85%
Ares XLIII	10.75%	11.19%	0.44%	Brigade Battalion IX	13.52%	0.00%	-13.52%
Ares XLIV	15.15%	17.36%	2.21%	Brigade Battalion XVIII	35.63%	28.70%	-6.93%
Ares XLVII	12.50%	8.88%	-3.62%	Brigade Battalion XIX	26.40%	22.06%	-4.34%
Ares LI	14.66%	14.35%	-0.31%	Brigade Battalion XXIII	22.11%	18.81%	-3.30%
Ares LXI	21.06%	17.21%	-3.85%	Carlyle GMS 2014-5	10.42%	3.39%	-7.03%
Ares LXIX	22.96%	23.20%	0.23%	Carlyle GMS 2017-4	0.00%	0.00%	
Ares LVIII	15.19%	15.58%	0.39%	Carlyle GMS 2018-4	9.31%	8.32%	-0.99%
Ares LXIV	18.34%	20.16%	1.82%	Carlyle GMS 2019-4	20.46%	19.33%	-1.14%
Ares LXXII[2]		19.10%	New	Carlyle GMS 2021-1	22.79%	21.28%	-1.51%
Ares Loan Funding IV[2]		17.43%	New	Carlyle GMS 2021-4	14.59%	13.81%	-0.79%
Bain 2021-1	15.09%	10.43%	-4.66%	Carlyle GMS 2021-7	18.52%	16.58%	-1.94%
Bain 2021-7	26.09%	20.12%	-5.97%	Carlyle GMS 2022-1	19.48%	17.01%	-2.47%
Bardin Hill 2021-2	36.33%	35.86%	-0.47%	Carlyle GMS 2022-3	16.23%	13.76%	-2.47%
Barings 2018-1	4.53%	3.40%	-1.13%	Carlyle GMS 2024-1	15.00%	15.26%	0.26%
Barings 2019-I	17.90%	14.92%	-2.97%	CIFC Funding 2013-II	0.00%	0.00%	
Barings 2019-II	15.64%	12.86%	-2.78%	CIFC Funding 2014	11.71%	0.53%	-11.18%
Barings 2020-I	33.23%	35.22%	1.99%	CIFC Funding 2014-III	14.77%	10.57%	-4.19%
Barings 2021-I[2]		20.29%	20.29%	CIFC Funding 2014-IV	15.07%	13.26%	-1.82%
Barings 2021-II	18.63%	17.92%	-0.70%	CIFC Funding 2015-III	0.00%	0.00%	
Barings 2021-III	11.57%	10.13%	-1.45%	CIFC Funding 2019-III	20.05%	18.86%	-1.19%
Barings 2022-I	20.81%	19.96%	-0.86%	CIFC Funding 2019-IV	18.31%	17.46%	-0.84%
Barings 2022-II	32.36%	31.74%	-0.62%	CIFC Funding 2019-V	20.74%	19.56%	-1.18%
Barings 2024-II[2]	0.00%	18.30%	18.30%	CIFC Funding 2020-I	32.52%	31.34%	-1.18%
Blackstone Basswood Park	18.32%	18.09%	-0.23%	CIFC Funding 2020-II	22.61%	20.46%	-2.15%
Blackstone Basswood Park M-1 Fee Note	1817.80%	1989.01%	171.21%	CIFC Funding 2020-IV	21.94%	21.82%	-0.11%
Blackstone Basswood Park M-2 Fee Note	1817.80%	1989.01%	171.21%	CIFC Funding 2021-III	20.03%	19.01%	-1.02%
Blackstone Bear Mountain Park	18.41%	18.03%	-0.37%	CIFC Funding 2021-VI	19.12%	18.14%	-0.98%
Blackstone Belmont Park	17.29%	17.46%	0.17%	CIFC Funding 2022-I	19.46%	18.77%	-0.69%
Blackstone Bethpage Park	17.12%	16.60%	-0.53%	CIFC Funding 2022-VI	15.14%	13.71%	-1.44%
Blackstone Bristol Park	0.00%	0.00%		CIFC Funding 2023-1	20.65%	19.75%	-0.91%
Blackstone Clover 2019-1[2]		16.85%	New	CIFC Funding 2023-2[2]		16.08%	New
Blackstone Dewolf Park	1.53%	0.00%	-1.53%	CSAM Madison Park XXI	25.77%	17.00%	-8.78%
Blackstone Kings Park	26.20%	26.15%	-0.04%	CSAM Madison Park XXII	20.31%	14.44%	-5.87%
Blackstone Unity-Peace Park	16.95%	17.10%	0.15%	CSAM Madison Park XXXIV	25.63%	21.85%	-3.78%
Blackstone Wellman Park	21.70%	21.37%	-0.33%	CSAM Madison Park XL	25.67%	15.23%	-10.43%
Blackstone Wellman Park M-1 Fee Note	19.30%	19.63%	0.32%	CSAM Madison Park XLIV	18.83%	13.09%	-5.74%
Blackstone Wellman Park M-2 Fee Note	15.36%	15.66%	0.30%	CSAM Madison Park XLVII	21.65%	21.77%	0.11%
Blackstone Whetstone Park	17.81%	18.21%	0.40%	CSAM Madison Park LXII	16.80%	13.53%	-3.27%

1. Source: Consolidated Schedule of Investments of the Company's 2024 Semiannual Report and March 31, 2024 unaudited financial statements.
2. Not held as of March 31, 2024.

Changes in Effective Yield (Cont.)



The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of June 30, 2024)	Effective Yield as of March 31, 2024	Effective Yield as of June 30, 2024	Change in Effective Yield	CLO Equity Holdings (as of June 30, 2024)	Effective Yield as of March 31, 2024	Effective Yield as of June 30, 2024	Change in Effective Yield
CSAM Madison Park LII	17.79%	15.00%	-2.78%	Octagon 50	25.16%	22.36%	-2.79%
Cutwater 2015-I	0.00%	0.00%		Octagon 51	19.20%	19.28%	0.08%
Eaton Vance 2015-1	0.00%	0.00%		Octagon 55	13.18%	12.19%	-0.99%
Eaton Vance 2020-1	18.67%	17.59%	-1.08%	Octagon 58	21.42%	19.81%	-1.61%
Eaton Vance 2020-2	21.34%	19.73%	-1.61%	Octagon XIV	0.00%	0.00%	
Elmwood 14	21.81%	19.11%	-2.70%	OFSI BSL VIII	0.00%	0.00%	
Elmwood 17	20.35%	18.64%	-1.71%	Onex OCP Euro 2019-3	23.56%	20.23%	-3.33%
Elmwood 21	16.26%	13.94%	-2.32%	Onex OCP 2021-22[2]		14.16%	New
First Eagle Lake Shore MM I	18.51%	10.38%	-8.14%	Onex OCP Euro 2022-6[2]		16.36%	New
First Eagle Wind River 2013-2	0.00%	0.00%		Onex OCP 2023-30[2]		13.18%	New
First Eagle Wind River 2014-1	0.00%	0.00%		Palmer Square CLO 2021-4	21.53%	20.51%	-1.02%
First Eagle Wind River 2014-3	0.00%	0.00%		Prudential Dryden 53	0.00%	0.00%	
First Eagle Wind River 2017-1	13.63%	8.29%	-5.34%	Prudential Dryden 64	21.26%	0.00%	-21.26%
First Eagle Wind River 2017-3	11.96%	7.27%	-4.68%	Prudential Dryden 68	13.65%	8.23%	-5.41%
First Eagle Wind River 2018-1	7.98%	1.07%	-6.91%	Prudential Dryden 76[2]		28.79%	New
First Eagle Wind River 2019-2	25.03%	20.02%	-5.01%	Prudential Dryden 85	24.03%	19.01%	-5.02%
First Eagle Wind River 2022-2	23.54%	17.95%	-5.59%	Prudential Dryden 88 Euro	15.53%	16.02%	0.49%
Generate 2[2]		20.75%	New	Prudential Dryden 90[2]		19.05%	New
Generate 3[2]		15.41%	New	Prudential Dryden 94	20.77%	16.98%	-3.79%
Generate 9	24.60%	23.77%	-0.83%	Prudential Dryden 109	19.71%	15.70%	-4.00%
Generate 16[2]		15.85%	New	Regatta VII	6.47%	6.39%	-0.08%
Greywolf CLO IV	19.63%	18.09%	-1.54%	Regatta VII R1A Fee Note	51.99%	51.86%	-0.13%
HarbourView VII	0.00%	0.00%		Regatta VII R2 Fee Note	100.90%	100.56%	-0.35%
KKR 36	19.14%	18.44%	-0.70%	Regatta XX	17.98%	16.65%	-1.33%
KKR 37	23.19%	22.38%	-0.81%	Regatta XXI	16.85%	16.29%	-0.56%
LCM 38	26.58%	25.80%	-0.78%	Regatta XXII	22.17%	22.44%	0.27%
Marathon VI	0.00%	0.00%		Regatta XXIV	19.36%	18.22%	-1.15%
Marathon VIII	0.00%	0.00%		Rockford Tower 2019-1	15.89%	13.12%	-2.77%
Marathon XI	0.00%	0.00%		Rockford Tower 2021-3	11.30%	7.17%	-4.13%
Marathon XII	0.00%	0.00%		Rockford Tower 2022-3	20.62%	19.41%	-1.21%
MJX Venture 41	20.24%	21.95%	1.71%	Rockford Tower 2023-1[2]		13.95%	New
Morgan Stanley Eaton Vance 2023-19	15.97%	16.38%	0.41%	Steele Creek CLO 2018-1	0.00%	0.00%	
Morgan Stanley Eaton Vance 2023-20[2]		15.33%	New	Steele Creek CLO 2019-1	10.45%	2.50%	-7.95%
Muzinich 1988 CLO 1	8.50%	9.09%	0.60%	Zais 3	0.00%	0.00%	
Muzinich 1988 CLO 2	6.75%	6.70%	-0.06%	Zais 5	0.00%	0.00%	
Muzinich 1988 CLO 3	10.08%	10.22%	0.14%	Zais 6	0.00%	0.00%	
Muzinich 1988 CLO 4[2]		12.81%	New	Zais 7	0.00%	0.00%	
Muzinich 1988 CLO 5[2]		15.99%	New				
NY Life Flatiron 17[2]		42.38%	New	**Weighted Average**	**16.44%**	**15.28%**	
Octagon 26	15.86%	0.00%	-15.86%				
Octagon 27	17.09%	0.00%	-17.09%	**Called CLO Equity Holdings[3]**			
Octagon 29	9.06%	23.39%	14.33%				
Octagon 37	5.92%	0.63%	-5.29%	ALM VIII Preferred Shares	0.00%	0.00%	
Octagon 44	13.92%	8.55%	-5.37%	Carlyle GMS 2018-1	0.00%	0.00%	
Octagon 45	23.86%	20.98%	-2.88%	Marathon VII	0.00%	0.00%	
Octagon 46	30.90%	26.40%	-4.50%	Marathon X	0.00%	0.00%	
Octagon 48	17.92%	16.04%	-1.88%	Zais 9	0.00%	0.00%	
				Weighted Average	**16.42%[4]**	**15.25%[5]**	

1. Source: Consolidated Schedule of Investments of the Company's 2024 Semiannual Report and March 31, 2024 unaudited financial statements.
2. Not held as of March 31, 2024.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of March 31, 2024 (inclusive of securities sold during Q2 2024 and not reflected in this schedule) was 16.40%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q2 2024 is 14.75%.

Portfolio Investments and Underlying Portfolio Characteristics



As of June 30, 2024 ECC's portfolio was invested across 224 CLO investments

Summary of ECC's Portfolio of Investments[1]



- Cash 6.1%
- Other 5.0%
- Regulatory Capital Relief 3.2%
- Loan Accumulation Facilities 1.3%
- CLO Debt 15.1%
- CLO Equity 69.3%

Summary of Underlying Portfolio Characteristics[2]

	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Number of Unique Underlying Loan Obligors	1,780	1,793	1,796	1,789	1,784
Largest Exposure to an Individual Obligor	0.64%	0.69%	0.76%	0.79%	0.76%
Average Individual Loan Obligor Exposure	0.06%	0.06%	0.06%	0.06%	0.06%
Top 10 Loan Obligors Exposure	5.02%	5.18%	5.39%	5.49%	5.68%
Currency: USD Exposure	99.42%	99.63%	99.62%	99.61%	99.57%
Aggregate Indirect Exposure to Senior Secured Loans[3]	95.66%	97.36%	95.44%	96.24%	96.33%
Weighted Average Junior Overcollateralization (OC) Cushion	4.20%	4.09%	4.28%	4.41%	4.53%
Weighted Average Market Value of Loan Collateral	96.83%	96.96%	96.54%	95.71%	94.64%
Weighted Average Stated Loan Spread	3.63%	3.74%	3.79%	3.78%	3.67%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.6 years	4.5 years	4.4 years	4.4 years	4.5 years
Weighted Average Remaining CLO Reinvestment Period	2.7 years	2.5 years	2.4 years	2.7 years	2.7 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of June 30, 2024. Excludes restricted cash.
2. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted above (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.



As of June 30, 2024, ECC has exposure to 1,780 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1]	% Total
Asurion	0.6%	Technology: Software & Services	11.5%
Ineos	0.6%	Media	5.3%
Numericable	0.5%	Hotels, Restaurants & Leisure	5.2%
Transdigm	0.5%	Health Care Providers & Services	4.9%
Virgin Media	0.5%	Diversified Financial Services	4.2%
Tibco Software	0.5%	Commercial Services & Supplies	3.9%
Calpine Construction	0.5%	Diversified Telecommunication Services	3.7%
Caesars Entertainment	0.5%	Professional Services	3.6%
Howden	0.4%	Insurance	3.6%
Burger King	0.4%	Chemicals	3.4%
Total	**5.0%**	**Total**	**49.4%**

Note: Amounts shown are rounded, and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of June 30, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2024 trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2024 , and this data may not be representative of current or future holdings.



Maturity Distribution of Underlying Obligors[1]

Prior to 2026, only 2.0% of ECC's underlying loan portfolio matures

% of Fund Exposure

Underlying Loan Maturity	% of Fund Exposure
2024	0.1%
2025	1.9%
2026	5.5%
2027	11.9%
2028	36.9%
2029	16.6%
2030	12.8%
2031+	14.3%

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of June 30, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to June 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, June 2024 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of June 30, 2024 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA





SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA US Leveraged Loan Index. As of March 31, 2024, this included approximately $174 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.







Source: Pitchbook LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of March 31, 2024, this included approximately $174 billion of outstanding loans.

SELECTED MARKET DATA

Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis

Annual CLO Trading Volume

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.5
2012	$70.5	$35.4	$106.0
2013	$36.6	$42.7	$79.4
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$89.9
2017	$42.1	$26.2	$68.4
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
2022	$46.9	$153.5	$200.4
2023	$40.5	$159.9	$200.4
YTD 2024	$28.8	$85.3	$114.1

(Billions)

Investment Grade Rated CLO Tranches

Non-Investment Grade Rated CLO Trenches

There was over $160 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of June 30, 2024.

COMPANY INFORMATION





Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510